APB FINANCIAL GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48144

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APB Financial Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 16th Floor
_____
(No. and Street)

New York   NY   10004
_____
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Coyle   212 293 3410
_____
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
_____
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Steven Abernathy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APB Financial Group, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

VENISHA R. FRITH
Notary Public, State of New York
No.01FR6073485
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APB FINANCIAL GROUP, LLC
(A Limited Liability Company)

DECEMBER 31, 2016

TABLE OF CONTENTS

Independent Auditor's Report

LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
APB Financial Group, LLC
470 Park Avenue, 9th floor
New York, NY 10016

We have audited the accompanying statement of financial condition of APB Financial Group, LLC, (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of APB Financial Group, LLC, as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 10, 2017

APB FINANCIAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	11,985
Due from clearing broker		513,005
Prepaid expenses		21,774
Fixed assets (net of accumulated depreciation of $372,622)		3,700
Other assets		8,288
Total assets	$	**558,752**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	50,664
Rebates payable		71,620
Commission payable		3,304
Total liabilities		125,588
Member's equity		433,164
Total liabilities and member's equity	$	**558,752**

See notes to the financial statement

1

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   APB Financial Group, LLC (the "Company") is a single member LLC, which was reorganized in June 2009 as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operations are primarily comprised of securities transactions executed on an agency basis and the distribution of research.

   The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company clears all customer transactions through another broker-dealer on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to customers.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Cash and cash equivalents
   The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

   Use of estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income taxes
   As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expenses, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2016. However, the Company is subject to New York City Unincorporated Business Tax and when applicable, a provision is included on the Statement of Operations.

   Uncertain tax positions
   The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions *(continued)*
The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method as follows:

Assets	Estimated Useful Lives
Office equipment	5 years
Furniture and fixtures	7 years

Commissions and customer interest rebates
Commissions earned from customer securities transactions and the related commission expenses are recognized on a trade date basis. Customer interest rebates received from the clearing broker are recognized as earned.

3. **FIXED ASSETS**

Fixed assets at December 31, 2016 consist of the following:

Office equipment	$	319,854
Furniture and fixtures		60,122
		379,976
Less: accumulated depreciation		(376,276)
	$	3,700

4. RELATED PARTY TRANSACTIONS

The Company is one of several affiliated companies that are commonly controlled. A portion of the commissions earned by the Company (approximately $55,800) was from investment entities sponsored by affiliates of the Company. The Company can elect to rebate a portion of the commissions earned. If expenses attributable to such entities exceed the commissions generated, a rebate receivable is recorded. If commissions generated exceed such expenses, a commission payable is recorded. For the year ended December 31, 2016, the Company reimbursed $39,060of those commissions to the affiliated companies. These reimbursements were offset by other expenses owed to the Company by the affiliated companies. Certain expenses are paid by the Company on behalf of entities that are managed by an affiliate.

An affiliate of the Company entered into a ten and one half year non-cancelable lease for office space on July 1, 2006, which expires on January 31, 2017. Annual lease payments are approximately $230,700 until the expiration date. Occupancy expense, before offset by an affiliate's share of rent and including incidentals for the year ended December 31, 2016 amounted to $ 169,454. The Company leases its portion of the space on a month-to-month basis from its affiliate in accordance with the expense sharing agreement.

5. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company had agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2016, the due from clearing broker represents cash and commissions receivable earned as an introducing broker for the transaction of its customers.

In addition, the due from the clearing broker is pursuant to the clearance agreement and includes a minimum clearing deposit of $100,000.

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

6. EMPLOYEE BENEFIT PLAN

An affiliate of the Company has established a 401(k) and profit sharing plan ("Plan"). The Plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. Employees are permitted to contribute between 1% and 15% of their annual compensation, subject to certain limitations and restrictions as outlined in the underlying Plan documents. The Company may make discretionary profit sharing contributions to the Plan during the year. For the year ended December 31, 2016, the Company elected not to make a profit sharing contribution.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $399,402, which exceeded the required minimum net capital of $250,000 by $149,402. Aggregate indebtedness at December 31, 2016 totaled $125,588. The Company's percentage of aggregate indebtedness to net capital was 31%.

8. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Except for the indemnification described in Note 5, the Company has issued no guarantees at December 31, 2016 or during the year then ended.

9. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require disclosures in the Company's financial statements.

In 2017, the Company ceased its operations and merged its operations with another company. It is presently contemplating withdrawing its membership as a registered broker dealer.